BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ - 60.872.504/0001-23    A Publicly Listed Company         NIRE. 35300010230


                 JOINT MEETING OF THE ADMINISTRATIVE COUNCILS OF
              ITAUSA - INVESTIMENTOS ITAU S.A., BANCO ITAU HOLDING FINANCEIRA S.A. AND DURATEX S.A., OF DECEMBER 1, 2003
              -----------------------------------------------------


             At 5:00 p.m. on December 1, 2003 with the legal quorum present, the Administrative Councils of ITAUSA - INVESTIMENTOS ITAU S.A., BANCO ITAU HOLDING FINANCEIRA S.A. and DURATEX S.A. met at Edificio Sul-Americano, Avenida Paulista 1938, 5th floor, the head offices of Duratex S.A. in the city of Sao Paulo under the chairmanship of Dr. Olavo Egydio Setubal, for the purpose of being informed of the letter sent to the respective administrative councils by Dr. Luiz de Moraes Barros.

             Having declared the meeting open, the Chairman invited Carlos Roberto Zanelato to act as Secretary, requesting him to read the letter:

       "Dear Olavo,
       I very much regret that I was unable to attend the meeting of the Bank to share in the satisfaction of the extraordinary results!

       We are approaching the US$ 1 billion mark quicker than I had anticipated thanks to the exemplary work of our employees and the professionalism of the companies in the acquisition of some very valuable third party organizations, turning the meetings into veritable conferences.

         We are all to be congratulated!

       As I am now no longer physically able to take part in the meetings and thus contribute to their results, I believe that it is my duty to resign from the positions I hold and make way for others, younger, with a more contemporary outlook. I therefore herby tender my resignation.

       With many thanks to all for the attention and friendship that has always been shown to me, I wish to extend my warmest regards.

         Luiz de Moraes Barros"

             Continuing with the meeting, Dr. Olavo Setubal made the following statement:

       "Councilors,

         Dr. Luiz de Moraes Barros, our esteemed colleague, is an integral part of the history of the financial system of our country, and particularly Banco Itau's highly successful story. His career was a brilliant one. A lawyer, and a graduate of the University of Sao Paulo, he was President of the Banco do Brasil between 1964

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JOINT MEETING OF THE ADMINISTRATIVE COUNCILS OF ITAUSA - INVESTIMENTOS ITAU
S.A., BANCO ITAU HOLDING FINANCEIRA S.A. AND DURATEX S.A., OF DECEMBER 1, 2003
                                                                          Page 2


         and 1966 on the indication of Marshall Castelo Branco, this appointment receiving the Senate's unanimous approval.

         Dr Luiz de Moraes Barros was President of the Confederation of Banks and Director of the Sao Paulo Commercial Association. In addition, he was one of the most active members of the Study Commission on Banking Reform.

         He was a founding member of Banco Sul Americano in 1943. Following the merger of this institution with the Banco Federal Itau, in 1966 he became Executive Vice-President of Banco Federal Itau Sul Americano, a position that he held until 1975 when he became Chief Executive Officer of Banco Itau. He has sat on the Bank's Administrative Council since 1971.

         The organizations, the Administrative Councils' of which are here today, owe much of their success to Dr. Luiz de Moraes Barros, who during all these years, has shown an incomparable dedication as well as a solid identification with the principles that guide our conduct and business strategy."

             Dr. Olavo Setubal also proposed that the Administrative Councils include in the minutes their sincere thanks to Dr. Luiz de Moraes Barros for the unequaled services he has rendered, together with best wishes for his personal happiness.

             Dr. Olavo Setubal also proposed to that the Sul-Americano building, the head offices of Duratex S.A., be renamed LUIZ DE MORAES BARROS. Designed by the famous architect, Rino Levi, this is a magnificent building, the construction of which was personally managed by Dr. Luiz de Moraes Barros.

             The proposals were unanimously approved with a round of applause.

             Mr. Luiz Philippe de Orleans e Braganca, grandson of Dr. Luiz de Moraes Barros then made a statement:

        "Councilors of Banco Itau Holding Financeira S.A.
         Councilors of Itausa - Investimentos Itau S.A.
         Councilors and Directors of Duratex S.A.
         Ladies and Gentlemen

         In the name of my grandfather, Luiz de Moraes Barros, his wife, children and grandchildren, it is my responsibility as his eldest grandson, to express our most sincere thanks for the honor you have decided to bestow on my grandfather.

         This building was constructed here on the Paulista in 1958 based on my grandfather's belief at the time that this would be the future avenue of the banks. Not only did this become a reality, but Avenida Paulista also became a symbol of Sao Paulo. To this very day, Dr Moraes Barros continues to believe in the future dynamism of his city.

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JOINT MEETING OF THE ADMINISTRATIVE COUNCILS OF ITAUSA - INVESTIMENTOS ITAU
S.A., BANCO ITAU HOLDING FINANCEIRA S.A. AND DURATEX S.A., OF DECEMBER 1, 2003
                                                                          Page 3


         Unfortunately, it was not possible for my grandfather to be present to share with his family and colleagues this just and worthy recognition for a fruitful life, which is an example to all of us.


         To Dr. Olavo Setubal and members of the Administrative Boards present, we wish to convey our warmest thanks".

             Dr. Olavo Setubal then invited Mrs. Maria do Carmo Cesar de Moraes Barros to unveil the plaque with the Councilors' dedicatory inscription to Dr. Luiz de Morais Barros.

             With no further matters on the agenda, the Chairman requested the drafting of these minutes, which having been read and approved, were signed by all, the meeting being declared closed. Sao Paulo-SP, December 1, 2003. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen of the Administrative Council of Banco Itau Holding Financeira S.A.; Laerte Setubal Filho and Paulo Setubal Neto - Vice-Presidents of the Administrative Council of Duratex S.A.; Alcides Lopes Tapias, Fernao Carlos Botelho Bracher, Henri Penchas, Jairo Cupertino, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.




                                                 ALFREDO EGYDIO SETUBAL
                                              Investor Relations Director